

June 25, 2015

Via E-mail
Julian Aleksov
Executive Chairman
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

> **Re:     Oasmia Pharmaceutical AB**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 12, 2015**
> **CIK No. 0001607245**

Dear Mr. Aleksov:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Price Range of the Ordinary Shares, page 38

1.  Please refer to your table for the Frankfurt Stock Exchange.  As one euro is worth more than one dollar, we expect that the U.S. dollar amounts expressed in the table should be higher than the euro values and in reasonable line with the dollar amounts in your table on page 38 for the Nasdaq Stockholm.  Please revise to correct the translation of euro amounts into dollars.  In addition, it appears that the U.S. Dollar share prices disclosed on the cover page were translated using the foreign exchange rates as of May 29, 2015 and not June 5, 2015.  Please revise.

Use of Proceeds, page 40

2.  If the company has specific purposes in mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for

each such purpose.  This is required even if, as you state, management will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of management regarding the application of the net proceeds.  Please amend your disclosure to include the following:

- the estimated amount of proceeds you plan to allocate for each planned clinical trial by product candidate and indication. Additionally, please expand your disclosure to state the extent of completion of your planned clinical trials that you expect to reach using the allocated proceeds; and

- the estimated amount of proceeds you plan to allocate to fund production development by product or product candidate.

Selected Consolidated Financial Data, page 45

3.  The amounts for weighted average number of shares for the years ended April 30, 2014 and 2013 do not agree with page 6.  Please revise.

Notes to the Consolidated Financial Statements
Intangible assets, page F-9

4.  Please refer to your response to comment 8.  Please include your proposed revised disclosure in your next amendment.

You may contact Vanessa Robertson at (202) 551-4986 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc:     Gregory Sichenzia, Esq.
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10036